UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34736 / October 26, 2022

In the Matter of	:
	:
DELAWARE LIFE NY VARIABLE	:
ACCOUNT N	:
1601 Trapelo Road	:
Waltham, Massachusetts 02451	:
	:
(811-22013)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on July 22, 2022, and an amendment on September 20, 2022, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On September 30, 2022, a notice of filing of the application was issued (Investment Company Act Release No. 34721). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.